January 2, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Dussault Apparel Inc.

I was previously the independent registered public accounting firm for Dussault Apparel Inc. Under the date of February 9 2012, I reported on the financial statements of Dussault Apparel Inc. as of October 31, 2011 and 2010, and for each of the two years in the period ended October 31, 2011.

Effective November 5, 2012 I was dismissed as the independent registered public accounting firm. I have read Dussault Apparel Inc.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Dussault Apparel Inc.’s Form 8-K dated November 5, 2012 to be filed with the Securities and Exchange Commission and I agree with such statements as they pertain to John Kinross-Kennedy.

Very truly yours,

/s / John Kinross-Kennedy
JOHN KINROSS-KENNEDY